 Exhibit 4.9

Overview of Executive Leadership Compensation

OVERVIEW OF EXECUTIVE LEADERSHIP COMPENSATION

1.	Executive Leadership Compensation at Infosys

As our business strategy adapts to the changing industry context and the highly competitive environment that we operate in, our Executive Leadership Compensation philosophy has evolved to reward long term sustainable performance. Our approach to Executive Leadership Compensation has shifted from a predominantly cash-based compensation structure to a total rewards structure where a significant portion of rewards are in the form of stock incentives, in order to align with interest of the shareholders.

These stock incentives are either time-based or tied to specific performance metrics that are intended to drive long-term Company performance and value creation for our shareholders. As stock incentives form a greater proportion of overall compensation, Executive rewards are thus directly linked to business outcomes.

Executive Leadership (also called “Executives”), for the purpose of this document, are the Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Financial Officer (CFO), Presidents and Group Head- HRD.

The current Executives named in this report are given below. The list of Executives shall be reviewed annually by the Nomination and Remuneration Committee of the Board.

Executive	Position
Dr. Vishal Sikka	Chief Executive Officer and Managing Director
Mr. U.B. Pravin Rao	Chief Operating Officer and Whole-time Director
Mr. M.D. Ranganath	Chief Financial Officer
Mr. Ravi Kumar S.	President and Deputy Chief Operating Officer
Mr. Sandeep Dadlani	President
Mr. Mohit Joshi	President
Mr. Rajesh K Murthy	President
Mr. Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute

2.	Nomination and Remuneration Committee of the Board

The Nomination and Remuneration Committee of the Board (henceforth referred to as NaRC) acts on behalf of the Board on matters relating to the compensation of Directors and other Executives. It makes recommendations for changes to the existing compensation structure, as per the Company’s Executive Compensation Policy and within the limits approved by the shareholders, as may be applicable.

The primary responsibilities of the NaRC include the following:

•	Determining the annual target compensation of our Directors and other Executives
•	Reviewing the performance of our Directors and other Executives, determining performance bonus payouts and stock incentive grants
•	Administration of the Company’s 2015 Stock Incentive Compensation Plan

The shareholders approve the overall compensation structure for all whole-time directors, including CEO and COO.

CEO Compensation:

Compensation for the Chief Executive Officer (CEO) is recommended to the Board by the NaRC and approved by the Board, after taking into account the performance against set goals.

Compensation for other Executives:

Compensation for other Executives is recommended by the Chief Executive Officer, and reviewed and approved by the NaRC. The final determination regarding the annual compensation of other Executives is made by the NaRC after taking into consideration the Company’s performance, each Executive’s performance, and the recommendations made by the CEO.

The CEO provides the NaRC with an evaluation of the performance of each Executive, which includes an assessment of performance against their individual Key Performance Indicators (KPI) targets and recommends the associated performance linked rewards.

The Group Head - HRD provides the NaRC with benchmark compensation information from reputed third party compensation data providers and advisors. He also provides information on individual KPI targets and achievements to aid the NaRC in the Executive performance review.

3.	Key Aspects of Executive Compensation Policy

a.	Key Objectives:

The Company’s executive pay programs support our Executive Compensation philosophy which aims to:

•	Attract and retain the world’s best executive talent in order to achieve superior results;
•	Create a performance-oriented culture by rewarding performance on comprehensive goals, which include financial, strategic and operational goals; and
•	Emphasize sustainable, long-term shareholder value creation through the use of performance-oriented stock-based incentives.

b.	Primary Pay Components of the Executives’ Compensation

In support of the above key objectives, the Company’s Executive pay program has been designed around three primary pay components: Base/Fixed Pay, Performance Bonus and Stock Incentives. These three components together constitute the “Total Rewards” of the Executive.

•	Base/Fixed pay: The fixed cash component of compensation that is generally set to approximate market median practices for global peers
•	Performance Bonus: Cash bonus, payable on the achievement of objective and quantifiable KPIs as established by the NaRC
•	Stock Incentives: Stock or Equity based incentives can be either time based or performance based equity grants. Time based stock incentives, in the form of Restricted Stock Units (RSUs), are granted based on continuation of service of the executives. Performance based stock incentives are generally granted annually, in the form of Stock Options and/or RSUs, upon the achievement of Company and individual goals. Such stock incentives generally vest in 4 equal annual installments and are exercisable within the period as approved by the NaRC. Stock incentives may not be granted if the Company’s performance is below a certain specified threshold, as determined by the NaRC from time to time. The stock incentives are governed by the 2015 Stock Incentive Compensation Plan approved by the shareholders.

Occasionally, the NaRC may approve a special or one-time stock based incentives to be granted or vested on the achievement of extraordinary performance goals. One-time equity grants may also be issued to new hires in Executive roles, to meet specific compensation expectations, and these grants may be with special vesting conditions.

Stock incentives are valued based on the Black-Scholes method of share valuation, unless otherwise specified. The exercise price of the RSUs would be equal to the par value of the shares, and the exercise price of the Stock Options would be the market price as on the date of grant or the price as determined under the applicable law in respective jurisdictions.

The total rewards for Executives is designed to ensure their continued alignment with organizational goals. The Company aims to ensure that executive pay is reflective of market pay, consisting of a mix of base/fixed pay, performance bonus and stock incentives. The emphasis on stock incentives ensures alignment with shareholders’ interests, through a continued focus on the Company’s sustainable, long term performance.

The graph below indicates the components of total rewards at target for Executives:

c.	Executive Compensation Fitment and Benchmarking

Infosys Executive compensation is generally aimed towards meeting the market median of total compensation benchmarked amongst the chosen peer group, adjusted as needed to reflect considerations for internal equity, consistency and overall affordability.

The companies selected in the comparator peer group are global companies in general, which may or may not be IT focused, provided they define a plausible labor market in which the Executive operates. These are organizations that we may “hire from” or “lose to”. For business roles, these are normally peers in the industry, and for business-enabling functions, benchmarks are done across industries.

Target pay mix is established for senior executive levels with a greater proportion of pay in the form of stock incentives and performance bonus. For most of our Executive Leaders, about half of their total rewards are targeted to be delivered in the form of stock incentives, when supported by Company performance.

d.	Compensation Practices

The highlights of our current compensation practices for our Executives are as below:

•	Use appropriate peer groups when establishing compensation for a particular Executive role
•	Align Executive pay with shareholder value through performance-based Stock incentives
•	Retain Executives through multi-year vesting of Stock Incentives
•	Formalize severance pay and notice period as per the level and location of Executives
•	Adopt a recoupment /clawback policy for compensation and benefits for Executives
•	Include non-solicitation and non-competition provisions in executive employment agreements

e.	Pay for Performance

Consistent with the Company’s Executive Compensation philosophy, a significant portion of Executives’ pay is performance-based and ‘at-risk’.

i.	Performance Bonus

The Executive’s performance bonus is linked to the achievement of Company and individual goals. For CEO, the goals mirror the Company targets consisting of Infosys group revenue, operating margin % and revenue per employee. For other Executives, performance bonus has a higher weightage towards the achievement of corporate goals of revenue and operating margin%, along with components of individual goals. These individual goals are linked to the Company’s business targets as set by the management and reviewed by the NaRC. The goals are designed to drive greater accountability towards Company performance. Additionally, focus on building longer term capabilities is driven through the individual KPI targets to influence strategic reshaping of business.

The Company determines the threshold and target metrics for the KPIs, within a range of acceptable performance. This is further indexed to the Company bonus pool derived from the Company’s overall performance and affordability. For CEO, the threshold is 50%, with a range of 50% to 150%.

Adjustments may be made to the payout rate based on the recommendations from the CEO and approved by the NaRC.

ii.	Stock Incentives

Stock incentive grants are dependent upon the achievement of Company and individual KPIs. At defined target Company performance, the grants are made at 100% and can be adjusted for individual performance, ranging from 80% to 120%. Stock incentives may not be granted if the Company’s performance is below a specific threshold, as determined by the NaRC from time to time. For CEO the range is from 50% to 150%.

f.	KPIs Linked to Performance Bonus for Executives

The KPIs for Executives comprises both Company goals and individual KPI goals.

For Dr. Vishal Sikka, the performance goals mirror the Company’s targets consisting of revenue, operating margin % and revenue per employee.

Executive	Performance metrics
Dr. Vishal Sikka	Revenue, Operating margin % and Revenue per employee

The KPIs for other Executives are a combination of Company goals and individual goals relating to their performance with a proportionately higher weight given to the Company’s performance goals of revenue and operating margin %.

For the components of individual performance metrics FY’18 please see table below. These performance metrics are reviewed annually by the NaRC.

Executive	Individual performance metrics
Mr. U.B. Pravin Rao	Cost Optimization and Succession planning
Mr. M.D. Ranganath	Return on Capital Employed, Capital Allocation Policy and M&A plan
Mr. Ravi Kumar S	Delivery Cost Optimization, Implementation of US Talent Model
Mr. Mohit Joshi	Sales Effectiveness, Growth of Top 50 accounts, Revenue and Margin for respective industry segments
Mr. Sandeep Dadlani	Revenue and Margin from New Software, Revenue and Margin of respective industry segments
Mr. Rajesh K Murthy	Revenue and Margin for Consulting business and Revenue and Margin of respective industry segments
Mr. Krishnamurthy Shankar	Talent effectiveness (people retention, ESAT, Gender Diversity), Leadership development metrics

g.	Additional Executive Compensation practices and Employment agreements

In addition to the primary pay components, the Company provides competitive health and welfare oriented benefits and perquisites. These benefits are designed to protect the financial and physical well-being of employees and allow them to plan for their own retirement. In general, these benefits do not constitute a significant portion of Executive compensation.

NaRC aims to ensure that the Company’s interests are protected through appropriate executive obligations including non-disclosure, non-compete and non-solicitation agreements. Further, the Company has adopted a recoupment policy under which any compensation paid or payable to Executives (including any bonus pay and equity awards) will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the applicable laws, government regulations and stock exchange requirements.

With respect to the employment agreement with our Executive Directors, the agreement with Dr. Vishal Sikka was signed effective April 01, 2016. The executive agreement can be accessed at https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2017.pdf. The agreement with Mr. U. B. Pravin Rao was signed effective November 01, 2016 and can be accessed at https://www.infosys.com/investors/reports-filings/Documents/COO-executive-employment-agreement2017.pdf.

The details of compensation relating to fiscal 2017 for Executives as on March 31, 2017 is given in the Annexure 3 of the Infosys Annual Report 2016 – 17.